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                             November 8, 2023

       Ian Laing
       Vice-President, General Counsel and Corporate Secretary
       Imperial Oil Limited
       505 Quarry Park Boulevard S.E.
       Calgary, Alberta
       Canada T2C 5N1

                                                        Re: Imperial Oil
Limited
                                                            Schedule TO-I filed
November 3, 2023
                                                            File No. 005-35902

       Dear Ian Laing:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your offering materials.

       Schedule TO-I filed November 3, 2023

       General

   1.                                                   We note your disclosure
in the Offer to Purchase that    [t]he Company   s interpretation of
                                                        the terms and
conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery)
will be final and binding    and your disclosure in the Letter of
                                                        Transmittal that
certain of the Company   s determinations    will be final and binding.
                                                        Please revise all such
references to remove the implication that security holders may not challenge these
determinations in a court of competent jurisdiction or advise.
   2.                                                   The cross reference in
Item 7(b) of the Schedule TO to Section 7 of the Offer to Purchase
                                                        appears to be
inappropriate, as Section 7 sets forth the conditions to the consummation of the Offer rather than
material conditions, if any, to any financing of consideration to be provided in the Offer.
See Item 1007(b) of Regulation M-A. Please revise.
 Ian Laing
Imperial Oil Limited
November 8, 2023
Page 2
3. If the Offer was disseminated pursuant to Rule 13e-4(e)(1)(iii), the summary advertisement published in the Wall Street Journal does not appear to contain the disclosure required by Item 1004(a)(1) of Regulation M-A, per Rule
13e-
         4(d)(3)(ii). Please revise or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Christina Chalk at 202-
551-3263.



FirstName LastNameIan Laing                                   Sincerely,
Comapany NameImperial Oil Limited
                                                              Division of
Corporation Finance
November 8, 2023 Page 2                                       Office of Mergers
& Acquisitions
FirstName LastName